UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60533 / August 19, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13587

In the Matter of ENTRADE, INC., **Respondent.**	**ORDER INSTITUTING PROCEEDINGS PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES**

I.

        The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act") against Entrade, Inc. ("Entrade" or "Respondent").

II.

        In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Proceedings Pursuant to Section 12(j) of the Securities Exchange Act of 1934, Making Findings, and Revoking Registration of Securities ("Order"), as set forth below.[1]

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[1]   Concurrently with the entry of this Order, Entrade has consented to the entry of an Order Instituting Cease-and-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing a Cease-and-Desist Order, in which the Commission finds that Entrade violated Sections 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act and Rules 13a-1, 13a-13, 12b-20 thereunder and orders Entrade to cease and desist from committing or causing any violations and any future violations thereof. *In the Matter of Entrade, Inc.*, Admin. Proc. No. 3-

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

A.   Entrade, Inc. (CIK No. 897265), a Pennsylvania corporation based in Chicago, Illinois, is a holding company whose principal asset is its wholly-owned subsidiary, Nationwide Auction Systems ("Nationwide"). Until late 2008, Nationwide provided public auction services for the disposal of surplus commercial property and operated a retail division selling used vehicles. The common stock of Entrade is registered under Section 12(g) of the Exchange Act. Until October 11, 2001, Entrade's common stock was listed and traded on the New York Stock Exchange. It is currently quoted on the "pink sheets" market under the symbol "ETAD."

B.   Entrade has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1, 13a-13 and 12b-20 thereunder, while its common stock was registered with the Commission, in that: (i) it did not file an Annual Report on Form 10-K for its fiscal years 2000 through 2005 and 2007 through 2008;[2] and (ii) it has not filed any periodic or quarterly reports on Form 10-Q for any fiscal period after its fiscal quarter ending September 30, 2000.

C.   Entrade has failed to comply with Sections 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act by failing to make and keep books, records, and accounts, which, in reasonable detail, accurately and fairly reflected the transactions and disposition of its assets, and by failing to maintain a system of internal accounting controls sufficient to provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

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[2]   On June 26, 2008, Entrade filed an Annual Report on Form 10-K for its fiscal year 2006 which, in addition to audited balance sheets for 2005 and 2006, contained audited statements of operations and cash flows for 2004, 2005, and 2006.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Entrade's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Elizabeth M. Murphy
Secretary